FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004 (April 16, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

16 April 2004

ANSELL LIMITED APPOINTS NEW DIRECTOR

Ansell today announced the appointment of Mr Michael J. McConnell as a Director of the Company.

Mr McConnell, who is aged 38, is Managing Director of Shamrock Capital Advisors Inc., and resides in Los Angeles, USA. Mr McConnell is a graduate of Harvard University and the Darden School of the University of Virginia, and, prior to joining Shamrock, was an investment banker with Kidder, Peabody and Merrill Lynch in the US.

Mr McConnell has been the alternate to Mr Stanley Gold, President of Shamrock Holdings of California Inc., one of Ansell’s largest shareholders, since Mr Gold’s appointment as a Director in October 2002.

Ansell further announced that Mr Gold has resigned as a Director in order to concentrate on his other interests, and that Mr Gold has been appointed by Mr McConnell as his alternate.

The Company also commented on the following:

CEO Succession:

Ansell’s Chairman, Dr Ed Tweddell, advised that the process to select a CEO to succeed Mr Harry Boon, which has involved an extensive international search, was well advanced, and that the Board is confident an appointment will be made in sufficient time to enable a smooth transition prior to Mr Boon’s retirement on 30 June 2004.

Domicile of Ansell Limited:

Referring to recent speculation in the Australian press, Dr Tweddell confirmed that the Board had previously considered the “domicile” issue, and had concluded that, in light of the strength of the Company’s shareholder base in Australia, and the ability of the local capital markets to satisfy the Company’s funding needs for the foreseeable future, Ansell’s best interests were served by remaining an Australian Listed Company. Dr Tweddell noted that this view had not changed.

Results Outlook:

Mr Harry Boon, Ansell’s CEO, confirmed previous guidance on the financial outlook to 30 June 2004, i.e. the Company’s Healthcare Segment EBITA of US$103+ million, Group EBITA of US$92+ million, and Profit Attributable to Shareholders of US$47+ million. Mr Boon noted that this guidance is based on recent latex prices and currency exchange rates.

For further information:
Dr E D Tweddell	Mr D. Graham
Ph: (+61 8) 8139 2211	Ph: (+61 3) 9270 7215
Fax: (+618) 8333 4133	Fax (+61 3) 9270 7345

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GROUP TREASURER

Date: April 16, 2004